Courtesy Comparative Updated Segmental Breakdown Quarterly Financial Information (Unaudited) May 13, 2026

DISCLAIMERS 2 Change in Basis of Segment Reporting In the first quarter of 2026, the Group’s Chief Operating Decision Maker (CODM of Super Group (SGHC) Limited (the "Group")) approved a change in the basis of segment reporting to align with the manner in which the Group’s operations are managed and performance is evaluated. Effective for the year ending December 31, 2026, the Group will report its results under two new reportable segments: Africa and International. Previously, the Group reported its results based on two primary reportable segments: Betway (single-brand sportsbook and casino) and Spin (multi-brand online casino). These segments formed the basis for segment reporting in the consolidated financial statements through December 31, 2025. This change reflects the evolution of the Group’s internal management structure and the shift in strategic focus to regional performance and market-specific dynamics. The new segment structure is consistent with the Group’s internal reporting, resource allocation, and decision-making processes. The Group believes this change will enhance the transparency of its financial reporting and provide stakeholders with more meaningful information regarding performance, risks, and opportunities in its key geographic markets. Forward-Looking Statements Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, Super Group’s intention to pay a dividend, including the expected timing of such dividend, expectations and projections of market opportunity, growth and profitability. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “possible,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) changes in the competitive and regulated industries in which Super Group operates; (iii) variations in operating performance across competitors; (iv) changes in laws and regulations affecting Super Group’s business; (v) Super Group’s inability to meet or exceed its financial projections; (vi) changes in general economic conditions; (vii) changes in domestic and foreign business, market, financial, political and legal conditions, including abrupt or unexpected changes in interest rates or increases in inflation or inflationary expectations and reductions in discretionary consumer spending; (viii) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (ix) Super Group’s ability, and the ability of Super Group’s key executives, certain employees, significant shareholders or other applicable individuals, to comply with regulatory requirements or successfully obtain a license or permit required in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (x) the effectiveness of technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xi) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xii) Super Group’s ability to protect or enforce its intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information, and Super Group’s ability to obtain new licenses and maintain, renew or expand existing licenses to use the intellectual property of third parties; (xiii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xiv) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xv) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xvi) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xvii) the success, including win or hold rates, of existing and future online betting and gaming products; (xiii) competition within the broader entertainment industry; (xix) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xx) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxi) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxii) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxiii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxiv) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 17, 2026, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Super Group does not give any assurance, representation or warranty that it will achieve its expectations in any specified time frame or at all. Non-GAAP Financial Information This presentation includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Adjusted EBITDA is a non-GAAP company-specific performance measures that Super Group ("the Group") uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, finance income, finance expense and income tax expense. Adjusted EBITDA is EBITDA adjusted for unrealized foreign exchange, RSU expense and other adjustments. Super Group believes that these non-GAAP measures are useful in evaluating the Group's operating performance as they provide additional perspective on the financial performance of the Group's core business, are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects. Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results. Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this presentation, and supplemental materials are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs. Change in Presentation Currency The Group has adopted a change in presentation currency from Euros to USD effective as at January 1, 2025. Accordingly, the comparatives have been re-presented retrospectively as if the new presentation currency had always been the presentation currency. Assets and liabilities previously reported in Euros have been converted to USD as at December 31, 2024, using the period end foreign exchange rates of the underlying functional currency of the respective subsidiaries within the Group. Items within the statement of Profit or Loss and Other Comprehensive Income previously reported in Euros have been converted to USD from the functional currency of the respective subsidiaries within the Group using the average monthly foreign exchange rates at the date of the transaction. Historic equity transactions were converted at the average monthly foreign exchange rates at the date of the transactions and were subsequently carried at the historic value. The results presented are unaudited. Totals Totals throughout may not sum due to rounding

USD (millions) 1Q23 2Q23 3Q23 4Q23 2023 Africa iGaming 54 71 82 98 304 Sportsbook 38 48 25 26 137 Africa Segment Revenue 92 119 107 124 441 International iGaming 207 226 220 211 864 Sportsbook 49 55 45 38 187 Other 6 6 7 8 28 International Segment Revenue 262 287 272 257 1,079 Total Reportable Segment Revenue2 354 406 379 381 1,520 Disaggregation of Revenue by Product (2023)1,2 3 1 Totals may not sum due to rounding 2 Total reportable segment revenue excludes revenue relating to brand license fees that cannot be allocated to a reportable segment

USD (millions) 1Q23 2Q23 3Q23 4Q23 2023 Africa 92 119 107 124 441 International 262 287 272 257 1,079 America 146 157 153 163 620 Europe 60 62 59 63 244 Rest of World 56 68 60 31 215 Total Reportable Segment Revenue1 354 406 379 381 1,520 Disaggregation of Revenue by Region (2023)1,2 4 1 Totals may not sum due to rounding 2 Total reportable segment revenue excludes revenue relating to brand license fees that cannot be allocated to a reportable segment

USD (millions) 1Q24 2Q24 3Q24 4Q24 2024 Africa iGaming 102 110 123 145 480 Sportsbook 48 54 41 78 221 Africa Segment Revenue 150 164 164 223 701 International iGaming 219 238 240 267 964 Sportsbook 32 37 33 39 140 Other 5 2 2 — 9 International Segment Revenue 256 277 275 306 1,113 Total Reportable Segment Revenue2 406 441 439 529 1,814 Disaggregation of Revenue by Product (2024)1,2 5 1 Totals may not sum due to rounding 2 Total reportable segment revenue excludes revenue relating to brand license fees that cannot be allocated to a reportable segment

USD (millions) 1Q24 2Q24 3Q24 3Q24 2024 Africa 150 164 164 223 701 International 256 277 275 306 1,113 America 159 171 166 180 675 Europe 63 71 74 92 299 Rest of World 34 35 35 34 139 Total Reportable Segment Revenue1 406 441 439 529 1,814 Disaggregation of Revenue by Region (2024)1,2 6 1 Totals may not sum due to rounding 2 Total reportable segment revenue excludes revenue relating to brand license fees that cannot be allocated to a reportable segment

USD (millions) 1Q25 2Q25 3Q25 3Q25 2025 Africa iGaming 135 156 169 185 644 Sportsbook 66 72 55 54 248 Africa Segment Revenue 201 228 224 239 892 International iGaming 270 299 290 288 1,147 Sportsbook 40 44 36 41 161 Other 1 1 2 2 6 International Segment Revenue 311 344 328 331 1,314 Total Reportable Segment Revenue2 512 572 552 570 2,206 Disaggregation of Revenue by Product (2025)1,2 7 1 Totals may not sum due to rounding 2 Total reportable segment revenue excludes revenue relating to brand license fees that cannot be allocated to a reportable segment

USD (millions) 1Q25 2Q25 3Q25 4Q25 2025 Africa 201 228 224 239 892 International 311 344 328 331 1,314 America 186 204 186 185 761 Europe 96 108 108 114 425 Rest of World 29 32 34 32 128 Total Reportable Segment Revenue1 512 572 552 570 2,206 Disaggregation of Revenue by Region (2025)1,2 8 1 Totals may not sum due to rounding 2 Total reportable segment revenue excludes revenue relating to brand license fees that cannot be allocated to a reportable segment

Reconciliation of Profit for the Period to Adjusted EBITDA[1,2]

USD (millions)	1Q23	2Q23	3Q23	4Q23	2023	1Q24	2Q24	3Q24	4Q24	2024	1Q25	2Q25	3Q25	4Q25	2025
Profit/(loss) for the period	(2)	30	12	(48)	(8)	45	(1)	10	69	123	59	(3)	96	66	218
Income tax expense	7	15	5	1	28	8	23	16	34	81	30	42	37	29	138
Finance income	(1)	(2)	(3)	(3)	(9)	(3)	(3)	(3)	(2)	(11)	(2)	(3)	(3)	(4)	(12)
Finance expense	1	1	1	1	4	1	1	2	2	6	2	2	1	7	12
Depreciation and amortization expense	23	22	22	22	89	22	23	21	18	84	18	19	17	20	74
Unrealized foreign exchange	3	1	—	—	4	3	2	3	(2)	6	(2)	4	1	(3)	—
RSU expense	5	4	—	5	19	4	3	1	2	10	7	3	3	3	16
Change in fair value of options	2	7	15	7	31	14	—	—	—	14	—	—	—	—	—
Impairment of assets	—	—	—	39	39	—	40	2	—	42	—	66	—	3	69
US iGaming Closure	—	—	—	—	—	—	—	—	—	—	—	23	(1)	(3)	19
Provision for remote gaming duty	—	—	—	—	—	—	—	—	—	—	—	—	—	17	17
Provision for penalties	—	—	—	—	—	—	—	—	—	—	—	—	—	4	4
Market closure	—	—	—	11	11	—	—	6	—	6	—	—	—	—	—
Gain on disposal of business	—	—	—	—	—	(44)	—	—	—	(44)	—	—	—	—	—
US Sportsbook Closure	—	—	—	—	—	—	—	34	—	34	—	—	—	—	—
Other adjustments	1	5	—	2	8	—	—	—	5	5	(1)	4	1	—	4
Adjusted EBITDA	39	83	57	37	216	50	88	92	126	356	111	157	152	139	560
Adjusted EBITDA, Africa	28	43	29	32	133	56	65	56	94	270	80	90	72	74	316
Adjusted EBITDA, International	26	44	34	23	127	13	34	43	60	149	58	91	75	68	292
Adjusted EBITDA, Unallocated costs[2]	(16)	(5)	(6)	(18)	(44)	(18)	(10)	(7)	(28)	(62)	(27)	(24)	6	(4)	(49)

[1] Totals may not sum due to rounding
[2] Unallocated costs represent head office costs and other net costs that cannot practically be allocated to an operating segment. It includes immaterial income relating to brand license fees and, rental income earned on the letting of property owned by the Group and a share of losses and profits from associates

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